SEMI-ANNUAL REPORT DATED SEPTEMBER 28, 2017

DENIM.LA, INC.

8899 BEVERLY BLVD., SUITE 600

WEST HOLLYWOOD, CA 90048

www.dstld.com

In this Semi-Annual Report, the terms “DSTLD”, “Denim.LA”, or “the company” refers to Denim.LA, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

We began the idea of DSTLD in 2012 in order to sell premium essentials online — which include jeans, shorts, tops, accessories, and gift cards. From September 2012 to August 2014 the company operated under the trade name “20JEANS” and in September 2014 the company began operating as “DSTLD”. We focus on simple design, superior quality, and a pared-down product selection in order to deliver a perfect core wardrobe. We’re inspired by understated, modern style, and live by a fundamental, edited color palette: black, white, grey, and denim.

In June 2016, we launched a new equity financing round giving our customers and the general public the ability to invest in DSTLD via Regulation A+ of the Federal JOBS Act. This is our second semi-annual report required as a result of that offering.

Operating Results

For the six months ending June 30, 2017, we recorded net revenues of $2,020,248. During that same period, total online sales were $3,006,377 offset mainly by $132,436 in sales discounts and $912,183 in refunds. At this same time last year, we recorded net revenues of $788,477, with total online sales being $1,039,261 offset mainly by $6,662 in sales discounts and $283,092 in refunds. As is the case with apparel companies, our revenues are clustered in periods where consumers are purchasing new items for the season. September through December are our largest months from a sales perspective, and traditionally see the majority of our sales and net revenue come in these months.

After accounting for costs of goods sold, our gross profit for the six months ending June 30, 2017 amounted to $842,526. This figure represents a gross margin of approximately 42%. For comparison, our gross margin for the same period in 2016 was $375,371, representing a gross margin of 48%.

We are continuing to make efforts to increase average order value (“AOV”). AOV is not a financial metric recognized under generally accepted accounting principles, but it is a figure that feeds into our revenues and gross profits. Higher AOVs can offset the relatively fixed costs associated with fulfilling an order, as we offer free shipping on all orders. During the six-month period ending June 30, 2017, we experienced an average AOV of $117.98, this is compared with an average AOV of $97.84 for the same period ending June 30, 2016. This increase was driven mostly due to an expansion of our product catalog, including to new categories such as outerwear, shirting, dresses, and various accessories. These items in general are higher priced than our product selection in the first half of 2016, which consisted mostly of jeans and tee shirts. We have also seen an increase in repeat purchases from existing customers, primarily due to the introduction of new products and new product categories.

During the company’s lifetime, we have had over 55,000 paying consumers who have purchased a total of nearly 152,000 products from us, more than double our totals from a year ago. In the first six months of 2017, we saw approximately 26,000 customer orders, purchasing over 41,000 products. As an earlier stage company based in Los Angeles, our current customer base is heavily concentrated geographically. Our three largest markets are California, New York, and Texas, representing 28%, 15%, and 5% of our customer base, respectively. We intend to continue to expand marketing efforts to increase our customer base both domestically and internationally. Historically, we see over 30% of our customers coming back to make a second purchase within 6 months of their first purchase. Similarly, approximately 42% of gross sales in the first six months of 2017 were from existing customers.

Our average per product profit margin for the first six months of 2017 was 63%, compared with 65% for the same period ending June 30, 2016. This increase is mainly due to the company engaging in production of new styles for the first half of 2017, which resulted in higher product costs as smaller test orders tend to cost more. However, we have seen our average product costs decrease in the third quarter of 2017, due to sourcing products from cost-effective producers, cultivating relationships and reducing costs with our existing manufacturers, adding higher-margin items to our product collection, and optimizing retail price on our website. We have a goal of hitting a 69% product margin by December 2017.

The company’s operating expenses consist of payroll, marketing, technology, professional services, and general & administrative costs. Operating expenses for the six months ending June 30, 2017 were $2,401,973, compared with $1,081,599 over the six-month period ending June 30, 2016 The primary components of this rise in costs were increased marketing expenses and labor/headcount.

Our loss from operations over the period covered by this semi-annual report was $(1,559,447), a 121% increase from loss from operations of $(706,228) in the same period of 2016. The increase in losses was primarily driven by increases in marketing expenses, primarily from testing new acquisition channels in order to grow our customer base.

As we enter the second half of 2017, we have a renewed focus on slower growth in terms of new customer acquisition, as we have seen increases in the cost to acquire new customers in online channels. Along these lines, we continue to introduce new products and product categories in order to increase our average order value and repeat purchase rate, which will help us reach profitability at a faster rate.

As of June 2017, the company has 13 full time employees, and 4 contractors, representing approximately $114,000 of the monthly operating expenses of the company. By the end of the year, we plan make 3-4 additional full time and contractor hires in the product, marketing, and customer service teams.

Liquidity and Capital Resources

As of June 30, 2017 the company held $58,402 in cash, $1,197,246 in finished goods and $490,659 in other current assets, and $1,402,204 in accounts payable and $2,606,031 in other current liabilities.

Regulation A+ Financing

The company has closed on $1,760,380.96 in new financing in our Regulation A+ financing round through both SeedInvest and direct investments. We officially closed our first Regulation A+ financing round for Series A stock in June 2017.

Loan from Continental Business Credit

On May 18, 2016, the company closed on a loan with MBMJ Capital LLC, doing business as Continental Business Credit. The loan agreement includes a revolving inventory line of credit and term loan. The revolving line of credit would allow the company to borrow up to 50% of the book value of all eligible inventory in its possession up to $1,000,000 at 11.50% in excess of the Prime Rate per annum. The balance of the loan will be paid down daily with proceeds from the sale of inventory. This loan contains an early termination fee of $40,000.

The term loan was paid down in December 2016 and the revolving inventory loan was paid down in March 2017 via the proceeds from the Black Oak Capital loan. As a result of paying down this loan early, we were required to pay the early termination fee of $40,000.

Loan from Black Oak Capital

On March 10, 2017, the company closed a loan with bocm3-DSTLD-Senior Debt, LLC (Black Oak Capital). The loan is up to $4,000,000, which is to be used to refinance the existing debt from Continental Business Credit and to provide working capital to maintain and expand DSTLD’s business. Black Oak Capital requires interest only payments at 12.50% per annum, along with a management fee, monthly for 3 years until March 10, 2020 when the entire principal of the loan is due. As of June 30, 2017, the company has closed on $2,000,000 of this loan.

As a part of this loan, the company has authorized the issuance to Black Oak Capital of warrants to purchase at an exercise price of $0.16, the company’s common stock representing 1% of the capital stock of the company on a fully diluted basis for each $1 million loaned to the company, up to $4 million.

Offering under Regulation A

The company is currently conducting an offering of its Series A-2 Preferred Stock under Regulation A, which was qualified by the Securities and Exchange Commission on September 7, 2017. To date, the company has closed on investments totaling $345,720. This is the company’s second offering under Regulation A.

Trend Information

We continue to explore new manufacturing relationships, in order to improve product quality, decrease costs, and speed up manufacturing and time to market. Additionally, we look for vendors that can grow with us, by providing favorable credit limits and payment terms. As a growing direct-to-consumer company, the only way we can finance our growth is to achieve payment terms where we do not have to pay for goods until we sell them, which in many cases means 90+ days after delivery.

INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDING JUNE 30, 2017 AND DECEMBER 31, 2016 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

Denim.LA, Inc.

A Delaware Corporation

Financial Statements as of June 30, 2017 and December 31, 2016

and for the six-month periods ended June 30, 2017 and 2016

DENIM.LA, INC.

DENIM.LA, INC.

BALANCE SHEETS (UNAUDITED)

As of June 30, 2017 and December 31, 2016

	June 30, 2017	December 31, 2016

ASSETS
Current Assets:
Cash and cash equivalents	$58,402	$179,012
Other receivables	19,516	12,275
Related party loans receivable	392,382	389,727
Inventory	1,197,246	833,434
Deferred offering costs	-	48,099
Prepaid expenses	78,761	18,533
Total Current Assets	1,746,307	1,481,080

Non-Current Assets:
Property and equipment at cost, net	20,023	16,689
Software at cost, net	1,782	9,603
Deposits	-	22,764
Total Non-Current Assets	21,805	49,056

TOTAL ASSETS	$1,768,112	$1,530,136

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$1,402,204	$1,276,817
Accrued expenses	102,947	81,305
Deferred revenue	9,931	27,391
Other liabilities	200,455	216,952
Sales tax liability	31,767	21,586
Advance from related party	20,000	23,000
Employee backpay - related party	416,475	501,033
Accrued interest payable	14,834	48,423
Business loan, net of discounts	1,809,622	455,152
Promissory notes payable - related parties	-	225,000
Total Current Liabilities	4,008,235	2,876,659
Total Liabilities	4,008,235	2,876,659

Stockholders' Equity (Deficiency):
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 and 20,714,518 shares issued and outstanding at June 30, 2017 and December 31, 2016 respectively. Convertible into one share of common stock. Liquidation preference of $6,991,150 and $6,991,150 as of December 31, 2016 and 2015, respectively.	2,071	2,071
Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 5,650,903 and 4,054,227 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively. Convertible into one share of common stock. Liquidation preference of $2,712,433 and $1,946,029 as of June 30, 2017 and December 31, 2016, respectively.	565	405
Common Stock, $0.0001 par, 72,000,000 shares authorized, 10,377,615 and 10,377,615 shares issued and outstanding, 10,377,615 and 10,377,615 vested as of June 30, 2017 and December 31, 2016, all respectively.	1,038	1,038
Additional paid-in capital	8,411,257	7,602,504
Capital contribution receivable	(2,154)	(2,154)
Accumulated deficit	(10,652,900)	(8,950,387)
Total Stockholders' Equity (Deficiency)	(2,240,123)	(1,346,523)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$1,768,112	$1,530,136

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2017 and 2016

	June 30, 2017	June 30, 2016

Net revenues	$2,020,248	$788,477
Costs of net revenues	1,177,722	413,106
Gross Profit	842,526	375,371

Operating Expenses:
Sales & marketing	985,677	465,800
Compensation & benefits	699,976	306,837
General & administrative	646,734	270,712
Professional fees	69,586	38,250
Total Operating Expenses	2,401,973	1,081,599

Loss from operations	(1,559,447)	(706,228)

Other Income (Expense):
Interest expense	(207,948)	(66,872)
Non-operating income	64,882	78,192
Total Other Income (Expense)	(143,066)	11,320

Provision for Income Taxes	-	-

Net Loss	$(1,702,513)	$(694,908)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,377,615	9,036,239
Net loss per common share
-Basic and Diluted	$(0.16)	$(0.08)

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2017 and 2016

	June 30, 2017	June 30, 2016
Cash Flows From Operating Activities
Net Loss	$(1,702,513)	$(694,908)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,032	28,525
Stock compensation expense	113,609	95,137
Fair value of warrants issued	140,103	-
Amortization of loan discount	5,827	-
Changes in operating assets and liabilities:
(Increase)/Decrease in other receivable	(7,241)	100
(Increase)/Decrease in inventory	(363,812)	(83,511)
(Increase)/Decrease in prepaid expenses	(60,228)	(19,680)
(Increase)/Decrease in deferred offering costs	48,099	(123,568)
(Increase)/Decrease in deposits	22,764	-
Increase/(Decrease) in accounts payable	125,387	62,877
Increase/(Decrease) in cash overdraw	-	(275)
Increase/(Decrease) in accrued expenses	21,642	7,008
Increase/(Decrease) in deferred revenue	(17,460)	11,354
Increase/(Decrease) in deferred rent	-	(6,563)
Increase/(Decrease) in other liabilities	(16,497)	(13,463)
Increase/(Decrease) in sales tax liability	10,181	(92,439)
Increase/(Decrease) in employee backpay - related party	(84,558)	65,448
Increase/(Decrease) in accrued interest payable	(63,322)	10,496
Net Cash Used In Operating Activities	(1,815,987)	(753,462)

Cash Flows From Investing Activities
Purchase of property and equipment	(7,545)	(3,504)
Loans/(Repayments) to related parties, net	(2,655)	(79,448)
Net Cash Used In Investing Activities	(10,200)	(82,952)

Cash Flows From Financing Activities
Advance/(Repayment) from related party	(3,000)	20,000
Repayments of promissory notes, net of issuances	(185,000)	(37,580)
Issuance of preferred stock for cash	716,323	-
Offering costs	(210,745)	-
Repayments on short-term loan payable	-	(200,255)
Proceeds from business loans issued	1,864,999	453,210
Repayments on business loans	(477,000)	-
Issuance of convertible notes payable	-	630,000
Net Cash Provided By Financing Activities	1,705,577	865,375

Net Change In Cash	(120,610)	28,961

Cash at Beginning of Period	179,012	-
Cash at End of Period	$58,402	$28,961

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$231,914	$56,376

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of debts to preferred stock	$49,623	$-

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

NOTE 1:  NATURE OF OPERATIONS

Denim.LA, Inc. (the “Company”), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the name DSTLD. The Company sells premium denim and other products direct to consumers.

NOTE 2:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has sustained net losses of $1,702,513 and $694,908 for the six-month periods ended June 30, 2017 and 2016, respectively, has an accumulated deficit of $10,652,900 as of June 30, 2017. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $2,261,928 as of June 30, 2017. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2017 and December 31, 2016 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party.

Capital Assets

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2017 and December 31, 2016 consist of software with 3 year lives and property and equipment with 3-10 year lives.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $12,032 and $28,525 for the six-month periods ended June 30, 2017 and 2016, respectively. Capital assets as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016

Computer equipment	$46,707	$43,111
Furniture and fixtures	8,333	4,384
Leasehold improvements	81,325	81,325
	136,365	128,820
Accumulated Depreciation	(116,342)	(112,131)

Property and Equipment, net	$20,023	$16,689

Depreciation Expense	$4,211	$26,575

Software (website and related)	$52,200	$52,200
Accumulated Amortization	(50,418)	(42,597)

Software, net	$1,782	$9,603

Amortization Expense	$7,821	$15,643

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in California and these taxes are recorded as a liability until remittance. The Company estimates returns based on its historic results and return policy in place at the sale date, and records an allowance against revenues for this estimate. Liabilities are recorded for promotional credits and store credit issued to customers.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

	June 30, 2017	December 31, 2016

Stock warrants	4,924,901	10,000
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock	5,650,903	4,054,227
Stock options	13,432,416	10,484,319
Total potentially dilutive shares	44,722,738	35,263,064

As all potentially dilutive securities are anti-dilutive as of June 30, 2017, diluted net loss per share is the same as basic net loss per share.

NOTE 4:  STOCKHOLDERS’ DEFICIENCY

Common Stock

The Company authorized 72,000,000 shares of common stock at $0.0001 par value as of both June 30, 2017 and December 31, 2016. As of each June 30, 2017 and December 31, 2016, 10,377,615 shares of common stock were issued and outstanding.

During 2016, 981,253 shares of common stock were issued in conjunction with the conversion of convertible notes payable, as discussed in Note 5.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms ranging from immediate to four years contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of June 30, 2017 and December 31, 2016, all of the issued and outstanding shares had vested.

The Company has reserved 16,693,055 shares of its common stock pursuant to the 2013 Stock Plan. 13,432,416 and 10,484,319 stock options are outstanding as of June 30, 2017 and December 31, 2016, respectively.

Common stockholders having voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

Convertible Preferred Stock

On October 3, 2014, the Company amended its Certificate of Incorporation to authorize 21,209,487 shares of $0.0001 par preferred stock. In June 2016, the Certificate of Incorporation was amended to increase the authorized preferred stock to 38,800,000 shares of $0.0001 par preferred stock. The Company designated 20,714,518 shares of preferred stock as Series Seed Preferred Stock and 14,481,413 shares of preferred stock as Series A Preferred Stock. As of June 30, 2017 and December 31, 2016, 20,714,518 and 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, and 5,650,903 and 4,054,227 shares of Series A Preferred Stock were issued and outstanding, both respectively.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock and $0.48 per share for Series A Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date. Based on circumstances in place as of June 30, 2017 and December 31, 2016, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.25 multiple and the liquidation preferred on the Series A Preferred Stock was subject to a multiple of 1.00. The total liquidation preferences as of June 30, 2017 and December 31, 2016 amounted to $9,703,583 and $8,937,179, respectively.

In 2016, the Company closed on several stock issuance rounds of its Series A Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,072,822 shares of Series A Preferred Stock at a price per share of $0.48, providing total proceeds of $994,435 for the year ended December 31, 2016. During the six-month period ended June 30, 2017, the Company issued an additional 1,596,676 shares of Series A Preferred Stock at a price per share of $0.48, providing cash proceeds of $716,323 and conversions of debts of $49,623, for total proceeds of $765,946.

The 2016 Series A Preferred Stock issuances triggered conversion of all convertible notes payable outstanding in September 2016 under the conversion terms. This resulted in relieving $951,081 of principal on the convertible notes outstanding on the conversion date into 1,981,405 shares of Series A Preferred Stock and 981,253 shares of common stock.

NOTE 5:  LONG-TERM DEBT

Short-Term Loan Payable

In January 2015, the Company entered into a short-term loan agreement in the amount of $150,000, bearing interest at 39%. The loan called for 378 daily payments of $552. In August 2015, the loan was modified to increase the loan amount to $250,000, reduce the interest rate to 32.3%, and change the daily payment to $1,050 per day for a term of 315 daily payments. On May 18, 2016, the Company repaid the outstanding balance in full and closed this note. Interest expense (inclusive of penalties and fees) of $40,524 was recorded on this note during the six-month period ended June 30, 2016.

Promissory Notes Payable

In January 2013, the Company issued two non-convertible notes payable to related parties in the aggregate principal amount of $50,644. Interest on the notes is 0.21%. During the six-month period ended June 30, 2016, the Company repaid one of these notes in the principal amount of $4,215 and transferred the other against a related party receivable with the same party in the amount of $46,636. As of June 30, 2017 and December 31, 2016, these balances were therefore zero.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

In November 2015, the Company issued an unsecured promissory note for $25,000, bearing interest at 2% per annum and maturing on December 31, 2016. The note was not paid on the due date and remained outstanding at December 31, 2015 in the full principal amount. During the six-month period ended June 30, 2016, the Company repaid this balance in full, and therefore the balance was zero as of June 30, 2017 and December 31, 2016.

Convertible Notes Payable – 2015 and 2016 Issuances

Between September 2015 and May 2016, the Company issued twenty-one convertible promissory notes of varying amounts, subject to automatic conversion upon a qualified equity financing in excess of $1,500,000 (inclusive of the notes) and optional conversion upon a non-qualified equity financing, as defined in the note agreements. The notes’ conversion rate includes a 20% discount to the lowest price in the qualified or non-qualified equity financing round, or at the quotient obtained by dividing the valuation cap of $15,000,000 by the fully-diluted capital at the date of the conversion if the valuation at the qualified equity financing exceeds the valuation cap. The conversion provisions provide that the notes are convertible into the number of preferred stock obtained by dividing the outstanding principal by the undiscounted conversion price plus the number of common stock obtained by dividing the outstanding principal by the discounted conversion price minus the number of preferred stock converted shares. The total principal outstanding of these issuances amounted to $361,079 as of December 31, 2015, where one note for $100,000 was classified as a convertible note as of December 31, 2015, then subsequently reclassified to a non-convertible promissory note during 2016. Total issuances for the year ended December 31, 2016 were $690,000. Interest accrued on the notes at the Wall Street Journal Prime (3.75%) until maturity or conversion, and accrued interest payable on these notes was $14,834 and $18,750 as of June 30, 2017 and December 31, 2016, respectively, where the unpaid interest at conversion had not yet been paid out. Accrued interest was not convertible on these notes. The notes have a 36-month term with each 2015 issuance expiring in 2018 and each 2016 issuance expiring in 2019, when all principal and accrued interest comes due. The 2016 Series A Preferred Stock issuances discussed in Note 4 triggered conversion of all convertible notes payable outstanding in September 2016 under the conversion terms. This resulted in relieving $951,081 of principal on the convertible notes outstanding on the conversion date into 1,981,405 shares of Series A Preferred Stock and 981,253 shares of common stock.

The Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, were recognized effective on the conversion date in September 2016, resulting in the recognition of the fair value of the conversion features to paid-in capital and interest expense in the amount of $127,563 for the year ended December 31, 2016.

As of both June 30, 2017 and December 31, 2016, all notes had been converted and therefore the outstanding balance was $0.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

Business Loan

On May 18, 2016, the Company closed on a loan with MBMJ Capital LLC dba Continental Business Credit, which includes the following funding mechanisms. The loans require a minimum monthly interest charge of $2,500, are subject to a default rate of an additional 7% on the stated interest rates, and required a $10,000 facility fee at closing.

Revolving Inventory Finance Facility: The Company may borrow up to 50% of the book value of all eligible inventory in its possession. The balance of the loan is to be paid down daily with proceeds from the sale of inventory. The loan is revolving, and therefore the Company can continue to draw on the note up to 50% of eligible inventory as the loan is being paid down. The maximum credit limit for this loan is $1,000,000. This loan bears interest at prime plus 11.75%, with a minimum rate of 15%. The loan has a one-year term. The loan was repaid in its entirety in conjunction with the 2017 loan issuance discussed in the following section of this note in April 2017. The balance outstanding on this note as of June 30, 2017 and December 31, 2016, inclusive of accrued interest, was $0 and $455,152.

Term Loan: This term loan was provides Continental Business Credit a valid and senior security interest in all assets of the Company. The term loan has a maximum balance of $300,000. The term loan bears interest at 24%, with a default rate of 31%. All principal on the term loan is due July 31, 2016 and interest is due and payable monthly. The term loan may be extended for up to 90 days at the lenders discretion for a principal amount not to exceed $150,000, subject to an extension fee. The term loan was repaid during 2016.

Total interest recognized on these notes, inclusive of repayment penalties of $40,000 and other loan fees, for the six-month periods ended June 30, 2017 and 2016 was $65,587 and $14,252, respectively.

2017 Debt Issuance

In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, plus legal and accounting fees of up to $40,000. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at maturity in March 2020. Prepayments are allowed, subject to various provisions, including a minimum payment amount of $250,000. Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company and is collateralized by all assets of the Company. As of June 30, 2017, the loan balance is $2,000,000, resulting from cash disbursed to the Company of $1,169,597, loan fees of $135,000 charged to the loan balance, cash disbursed to repay other debts of the Company of $695,403.

Total loan fees of $155,843 were incurred in conjunction with this loan, and such were recorded as a discount to the loan and are amortized under the effective interest method to interest expense over the life of the loan. For the six-month period ended June 30, 2017, $16,608 of these loan fees were amortized to interest expense, leaving an unamortized balance of $139,235 as of June 30, 2017.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, prorated based on actual funding. As of June 30, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. As discussed in Note 7, these warranted were valued at $56,970 and recorded as a discount to the note payable balance, and are amortized under the effective interest method over the life of the loan. For the six-month period ended June 30, 2017, $5,827 was amortized to interest expense, leaving an unamortized balance of $51,143 as of June 30, 2017.

Interest expense on this loan for the six-month period ended June 30, 2017 was $88,996.

NOTE 6:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of June 30, 2017 and December 31, 2016, the Company had net deferred tax assets of $3,560,068 and $2,899,326, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the six-month period ended June 30, 2017 and for the year ended December 31, 2016, cumulative losses through June 30, 2017, and no history of generating taxable income. Therefore, valuation allowances of $3,560,068 and $2,899,326 were recorded as of June 30, 2017 and December 31, 2016, respectively. Accordingly, no provision for income taxes has been recognized for the six-month period ended June 30, 2017 and for the year ended December 31, 2016. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimates to be 39.8%.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of June 30, 2017 and December 31, 2016, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $8,827,003 and $7,166,848, which may be carried forward and will expire between 2033 and 2037 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

NOTE 7:  SHARE-BASED PAYMENTS

Common Stock Warrants

In February 2014, the Company issued 10,000 warrants to purchase shares of common stock under a board advisory agreement for advisory services provided to the Company. The shares available under this warrant vest prorata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: five years after their date of issuance (2019), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.15 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the services received in exchange for these warrants. As of June 30, 2017 and December 31, 2016, 10,000 and 10,000 warrants had vested, respectively.

In 2017, the Company issued a warrant in conjunction with a service agreement. The warrant is exercisable into 3,600,000 shares of common stock at an exercise price of $0.16 per share. The warrant expires in June 2021. The warrant vested 1/3 at issuance, then vests at a rate of 1/36 per month at each monthly anniversary commencing June 7, 2016, subject to continuous service with the Company. As of June 30, 2017, 2,500,000 of these warrants had vested. The Company determined the fair value of these warrants to be $0.034 per share under the Black-Scholes method, providing a total expense of $122,400 which is being recognized ratably over the underlying vesting period of this warrant. $65,056 of expense was recognized to general and administrative expense during the six-month period ended June 30, 2017 related to this warrant and $57,344 remains unrecognized as of June, 30 2017. The Black-Scholes inputs utilized in calculating the fair value of this warrant are as follows:

June 30, 2017

Risk Free Interest Rate	1.30%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	2.50
Fair Value per Stock Option	$0.03

In March 2017, a lender to the Company was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, prorated based on actual funding. As of June 30, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. The Company determined the fair value of these warrants to be $0.05 per share under the Black-Scholes method, providing a total expense of $56,970 which is being recognized ratably over term of the loan.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

June 30, 2017

Risk Free Interest Rate	1.92%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$0.05

Preferred Stock Warrants

In 2017, in conjunction with the closing of its offering under Regulation A discussed in Note 4, the Company issued its broker in this offering 175,503 fully vested warrants to purchase its Series A Preferred Stock at an exercise price of $0.48 per share, expiring in 5 years. The fair value of these warrants was calculated under the Black-Scholes method resulting in an aggregate fair value of $18,077 being recorded to paid-in capital and offering costs.

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 16,693,055 shares as of June 30, 2017. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 3,172,639 as of June 30, 2017.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the six-month periods ended June 30, 2017 and 2016 is as follows:

	June 30, 2017		June 30, 2016
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	10,484,319	$0.12	10,484,319	$0.12
Granted	3,488,764	$0.16	-
Exercised	-	$-	-
Forfeited	(540,667)	$0.15	-
Outstanding - end of year	13,432,416	$0.16	10,484,319	$0.12

Exercisable at end of year	10,686,487	$0.13	8,002,636	$0.13

Weighted average grant date fair value of options granted during year	$0.050		N/A

Weighted average duration (years) to expiration of outstanding options at year-end	7.9		9.0

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the six-month periods ended June 30, 2017 and 2016 are as follows:

	June 30, 2017	June 30, 2016

Risk Free Interest Rate	1.94%	N/A
Expected Dividend Yield	0.00%	N/A
Expected Volatility	32.00%	N/A
Expected Life (years)	5.00	N/A
Fair Value per Stock Option	$0.05	N/A

Stock-based compensation expense of $113,609 and $95,137 was recognized under FASB ASC 718 for the six-month periods ended June 30, 2017 and 2016, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $141,113 and $154,228 as of June 30, 2017 and 2016, respectively.

NOTE 8:  RELATED PARTY TRANSACTIONS

Related Party Loans Receivable

The Company has loaned funds to two officers of the Company throughout the life of the business, which amounted to $392,382 and $389,727 as of June 30, 2017 and December 31, 2016, respectively. These loans are payable on demand and do not bear interest.

Related Party Advance Payable

A family member of an officer advanced the Company $12,000 during 2014. This amount remains unpaid and outstanding in the amount of $0 and $3,000 as of June 30, 2017 and December 31, 2016, respectively.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

This individual also owns and controls a company that provided accounting services to the Company at a rate of $2,500 per month commencing in 2015. $20,000 and $20,000 was due under this arrangement as of June 30, 2017 and December 31, 2016, respectively.

Promissory Notes Payable:

During 2016, the Company issued two promissory notes to related parties with combined outstanding principal balances of $225,000 as of December 31, 2016. The notes are payable on demand. These notes bear interest at 20%. In March and April of 2017, $185,000 of these loans were repaid with the 2017 loan issuance proceeds along with accrued interest $33,402. In March 2017, the Company converted the $40,000 note payable, along with accrued interest of $7,223, into 98,402 shares of its Series A Preferred Stock at a conversion rate of $0.48 per share. Interest expense of $11,999 was recognized on these notes during the six-month period ended June 30, 2017, and $0 remains unpaid and outstanding as of June 30, 2017.

Employee Backpay:

Two officers of the Company have deferred their salary during portions of 2014-2016 due to the cash flow needs of the Company. The Company commenced repaying these obligations during 2017. The amounts remaining outstanding as of June 30, 2017 and December 31, 2016 were $416,475 and $501,033, respectively.

Payment Processor

The Company’s backend payment processor’s majority shareholder is a director of the company.

Officer Stock Issuance and Promissory Note:

On October 14, 2013, the company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to an officer of the company under a restricted stock purchase agreement. The Company determined the fair value per share at the issuance date was $0.15 per share. The shares are subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested prorata over a period of 36 months (67,222 shares per month). All shares have vested as of December 31, 2016 and June 30, 2017.

The $242,000 proceeds from this common stock issuance were received by the Company in the form of a promissory note due from the officer to the Company. The note calls for interest at Wall Street Journal Prime Rate plus 1% (currently 4.25%), annual interest payments due on the note anniversary date, and a maturity date of the earlier of October 14, 2018, termination of the officer’s service to the Company, or upon default of the promissory note. Related party interest income on this note receivable amounted to a cumulative total of $12,483 through June 30, 2017 and was included in the related party loans receivable discussed above. The promissory note is secured by the 2,688,889 shares of common stock (vested and unvested) issued in conjunction with the promissory note. The Company agreed to forgive this promissory note contingent upon the officer’s continued service with the Company, with $80,667 of principal being forgiven on each December 31, 2013, 2014, and 2015, thereby forgiving the entire principal balance. The Company further agreed that upon voluntary or involuntary termination of service, where the Company repurchases unvested shares issued in conjunction with this promissory note, the portion of the promissory note equal to the repurchase price of the unvested shares will be immediately due, and the remaining portion of outstanding principal and accrued interest will be forgiven in full. The Company recognized this transaction as capital contributions receivable (a contra equity account) as the proceeds have not yet been funded by the stockholder in accordance with the asset recognition criteria for capital contributions under FASB ASC 505-10-45-2, and charged the full loan amount to additional paid-in capital at the issuance date. The loan forgiveness provisions are subject to the continued service of the officer, and therefore each loan forgiveness date is charged from the capital contribution receivable to compensation cost at the forgiveness date in the amount of the forgiven loan. Therefore, $80,667 was charged to compensation cost on each December 31, 2013, 2014, and 2015.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

The Company also approved the issuance of $70,000 of loans to this officer. This note has not been drawn upon through June 30, 2017.

NOTE 9:  LEASE OBLIGATIONS

The Company has entered into a lease agreement on office space effective March 1, 2014. The lease calls for monthly rent payments of $5,000 commencing March 1, 2014 on a month-to-month basis.

Total rent expense for the six-month period ended June 30, 2017 was $51,508.

NOTE 10:  CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11:  RECENT ACCOUNTING PRONOUNCEMENTS

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory,” which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to the financial statements effective for the year ended December 31, 2015 forward.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. The Company implemented this guidance for the year ended December 31, 2016.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In April 2015, the FASB issued ASU 2015-03, "Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" (Topic 835-30). This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the related debt's carrying value, which is consistent with the presentation of debt discounts. In June 2015, the FASB issued ASU 2015-15, "Interest - Imputation of Interest: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements". This ASU adds further clarity to ASU 2015-03 for debt issuance costs related to line-of-credit-arrangements. We adopted the provisions of ASU 2015-03 and ASU 2015-15 in the first quarter of 2016 without a material impact on our financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting" (Topic 718). This ASU is intended to simplify various aspects of the accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The guidance in ASU 2016-09 is required for annual reporting periods beginning after December 15, 2016, with early adoption permitted. We adopted the provisions of ASU 2016-09 in the second quarter of 2016 with retrospective application beginning January 1, 2016. The adoption did not have an impact on our financial position, results of operations or cash flows.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 12:  SUBSEQUENT EVENTS

Amended and Restated Articles of Incorporation

On July 14, 2017, the Company amended and restated its articles of incorporation, increasing the authorized common stock from 72,000,000 shares to 100,000,000 shares, increasing the authorized preferred stock from 38,800,000 shares to 56,000,000 shares. The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, with 804,069 shares of preferred stock undesignated.

The Company also amended the rights and privileges applicable to the various share classes to include the newly designated Series A-2 Preferred Stock. Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders and Series A-2 Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company’s common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, and $0.50 per share for Series A-2 Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock and Series A-2 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date.

2013 Stock Plan

On July 12, 2017, the Company authorized an increase to the common stock reservation under the 2013 Stock Plan from 16,693,055 to 18,693,055.

Offering under Regulation A

The Company is currently conducting an offering of its Series A-2 Preferred Stock under Regulation A, which was qualified by the Securities and Exchange Commission on September 7, 2017. To date, the Company has closed on investments totaling $345,720. This is the Company’s second offering under Regulation A.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016 and for the six-month period ended June 30, 2017

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

Exhibit 2.1	Amended and Restated Certificate of Incorporation(1)

Exhibit 2.2	Bylaws(2)

Exhibit 3.1	Amended and Restated Investors’ Rights Agreement (3)

Exhibit 3.2	Amended and Restated Right of First Refusal and Co-Sale Agreement (4)

Exhibit 3.3	Amended and Restated Voting Agreement (5)

Exhibit 4.1	Form of Subscription Agreement (6)

Exhibit 6.1	Payment Processing Agreement with Banctek Solutions(7)

Exhibit 6.2	Employment Agreement with Mark Lynn(8)

Exhibit 6.3	Employment Agreement with Corey Epstein(9)

Exhibit 6.4	Updated Employment Agreement with Corey Epstein(10)

Exhibit 6.5	Employment Agreement with Kevin Morris(11)

Exhibit 6.6	Employment Agreement with Conrad Steenberg(12)

Exhibit 6.7	Promissory Note of Mark Lynn(13)

Exhibit 6.8	Promissory Note of Corey Epstein(14)

Exhibit 6.9	Lease Agreement with Beverly Blvd Associates, L.P.(15)

Exhibit 6.10	Promissory Note of Mark Lynn(16)

Exhibit 6.11	Senior Credit Agreement with Black Oak Capital(17)

Exhibit 8	Escrow Agreement with The Bryn Mawr Trust Company (18)

___________________________________

(1) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420417045466/v474235_ex2-1.htm

(2) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex2-2.htm

(3) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420417045466/v474235_ex3-1.htm

(4) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420417045466/v474235_ex3-2.htm

(5) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420417045466/v474235_ex3-3.htm

(6) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420417045466/v474235_ex4-1.htm

(7) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-1.htm

(8) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-2.htm

(9) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-3.htm

(10) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-4.htm

(11) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-5.htm

(12) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-6.htm

(13) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-7.htm

(14) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-8.htm

(15) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-9.htm

(16) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-10.htm

(17) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420417045466/v474235_ex6-11.htm

(18) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420417045466/v474235_ex8.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 28, 2017.

Denim.LA, Inc.

By	/s/ Mark T. Lynn

Mark T. Lynn, Chief Executive Officer of
Denim.LA, Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark T. Lynn

Mark T. Lynn, Co-Chief Executive Officer, Director

Date: September 28, 2017

/s/ Corey Epstein

Corey Epstein, Co-Chief Executive Officer, Director

Date: September 28, 2017

/s/ Kevin Morris

Kevin Morris, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer

Date: September 28, 2017

/s/ Trevor Pettennude

Trevor Pettennude, Director

Date: September 28, 2017

/s/ John Tomich

John Tomich, Director

Date: September 28, 2017